FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
          Registrant

Dated: July 12, 2005           By: /s/David Patterson/s/, CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

July 12, 2005

Item 3  News Release

The news release dated July 12, 2005 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company announces that drilling has begun on the West Raglan Project as part of the $5 million 2005 exploration program. For logistical reasons, only one rig will be in operation until early August when a second rig will be added. The first rig will test new geological, geochemical and geophysical targets in the Raglan Formation and Povungnituk Group on the eastern portion of the property. Both rigs will then test new targets in the Raglan Formation and Povungnituk Group and targets in the Greater Frontier Area.

Item 5  Full Description of Material Change

The Company announces that drilling has begun on the West Raglan Project as part of the $5 million 2005 exploration program. For logistical reasons, only one rig will be in operation until early August when a second rig will be added. The first rig will test new geological, geochemical and geophysical targets in the Raglan Formation and Povungnituk Group on the eastern portion of the property. Both rigs will then test new targets in the Raglan Formation and Povungnituk Group and targets in the Greater Frontier Area.

The 2005 program is being carried out by West Raglan Project operator Anglo American Exploration (Canada) Limited.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

DAVID PATTERSON
Chief Executive Officer	Telephone: (604) 684-6535

Item 9  Date of Report

July 12, 2005

KNIGHT RESOURCES LTD.

Per:

“David Patterson”
David Patterson,
Chief Executive Officer